Exhibit (a)(1)(Q)

To: First Name Last Name
Employee #: _________

Dear First Name,

Tamir Fishman has been chosen by Nice Systems to manage the day-to-day administration of its Stock Option Plans.

We invite you to join our e-SOP online services, which we have devoted to your needs and convenience in all related to management of your stock options account.

Please access your personal options account, at www.tamirfishman.com, and enjoy the following services:

■	Private and personal management of your stock options programs, tailored to your needs.

■	Total availability: view and execute, your stock options account at any time.

■	Examine the various options available to you, within your options activities.

■	Generate personal activity and status reports.

■	Update personal details and password.

How does it work?

1. Enter Tamir Fishman web site, at www.tamirfishman.com, click on “eSOP” and enter your username and temporary password, which is indicated below.

Your user name:___________

Your username will be required for every entry to your options account.

2. Your password: ___________

This is a temporary password, to be used when first accessing your options account. During this first entry to your account, you will be asked to change this password. Please choose a password, which will be easy to remember. No record will appear in the Tamir Fishman options management system in respect to your new, personal password.

You may change your password at any time, through the personal profile page.

3. For review your Exchange option – choose Exchange plan button.

Your username and password are intended for your personal use only, and you will be responsible for the security of these.

If you have lost or misplaced your password, please call Tamir Fishman Customer Relations Center

Tel.: 972 3 6849282 Fax: 972 3 6853773 Email: sop@tamfish.com
Activity hours:	Sundays: 08:30-16:30, Monday-Friday: 08:30-23:00 (IL Time) Sundays: 01:30-09:30, Monday-Friday: 01:30-16:00 (EST time)

Sincerely,
Tamir Fishman